Exhibit 99.2

REPORT OF THE REMUNERATION COMMITTEE FOCUS AREAS Reviewing peer group for benchmarking purposes Benchmarking of long-term incentive vesting periods Aligning incentive targets with revised strategic objectives Reaching groundbreaking multi-year increase settlements for unionised staff Policy alignment for Non-executive Director fee structures strategy and grow stakeholder value sustainably. Our remuneration policy is reviewed annually to determine how well it enables the attraction, motivation and retention of skilled resources while maintaining a strong balance with shareholder interests. Alignment of Non-executive Director fee structures In line with the Group's pay philosophy the Board has, since 2013, been considering how to ensure pay parity for our Non-executive Directors, and could no longer ignore the fact that we offer different fee structures to our Non-executive Directors on the basis of residence only. After recent meetings with large institutional investors, we refined the fee proposal and you will be requested to support the revised fee structure at our November 2018 Annual General Meeting. Multi-year increase settlement The Committee was delighted with the ground-breaking multi-year wage increase settlements that were reached in the Chemicals and the Mining sectors of our operations. These have contributed significantly to a stable and productive working environment for our South African operations. The Committee also reviews the minimum salaries offered to our employees ensuring that they are market-related and evidence of being a responsible, caring employer. In this vein, we have approved an enhancement to the Sasol South Africa share savings plan which will encourage our employees to contribute towards a long-term savings option into Sasol share units. Members of the Group Executive Committee (GEC) are not eligible to participate in this plan. Mpho Nkeli Chairman of the Remuneration Committee Dear stakeholder On behalf of the Remuneration Committee (the Committee), I am pleased to present the 2018 remuneration report. It highlights the policy's key components, which are aligned to the Group’s strategy, and also illustrates how the policy translated into reward outcomes over the past year. I would like to start by thanking Mr Henk Dijkgraaf for his immense contribution and dedication as the Committee Chairman over the past 10 years. Under his leadership, the Sasol remuneration policy was completely transformed and is now considered to be market-related as well as balanced with shareholders’ interests. Mr Dijkgraaf retired from the Sasol Limited Board (the Board) on 30 April 2018. We wish him well in his retirement. During April 2018, I had the privilege of meeting our largest institutional investors as part of the orientation into my new role. I would like to thank everyone for the confidence they have placed in me and can assure you that the feedback that we receive not only from our shareholders but all stakeholders, is seriously considered by the Committee. I would also like to thank all Sasol’s shareholders for their continued support of our remuneration policy. At the November 2017 Annual General Meeting, 92,96% (2016: 90,93%) of votes cast were in favour of the remuneration policy and 89,84% supported the implementation report. The Committee is tasked by the Board to independently approve and oversee the implementation of a remuneration policy that will encourage the achievement of the group

Sasol Limited Group Report of the Remuneration Committee (continued) Alignment of incentive targets The 2018 focus areas and the policy enhancements support the delivery of Sasol’s strategic objectives and emphasise our commitment to safety, human capital management and environmental sustainability. The introduction of the Return On Invested Capital (ROIC) target in our LTI plan and the project delivery measure in our short-term incentive (STI) plan were mainly as a result of feedback received from our shareholders. Pay for performance Sasol’s financial results for 2018 were again impacted by the volatile macroeconomic environment. The stronger rand/US dollar exchange rate impacted significantly on Sasol’s ability to meet earnings targets. Despite this challenge and the very unfortunate fatalities, Sasol maintained resilient performance and was able to meet some of the targets set for the STI plan. The group's “total shareholder return” performance was below target which again resulted in a below-target LTI plan vesting percentage. Despite low incentive scores the Committee has however, as in the past, agreed to not apply its discretion in changing the outcome of the formulaic calculations. There were no exceptions to the policy which required the Committee’s approval. We are committed to ensuring that the remuneration policy and practices are fair and responsible and we welcome the opportunity to discuss the policy and its outcomes with our stakeholders. Mpho Nkeli Chairman of the Remuneration Committee 16 August 2018 1.2 Key definitions For clarity, the following terms are used for reporting purposes. Remuneration policy Top Management The GEC is responsible for the development and oversight of the implementation of the organisation’s strategy and business plans. Top 1.1 Introduction The Committee is mandated by the Board to oversee all aspects of remuneration in accordance with the approved terms of reference. These are reviewed annually by the Board and are available on the groups website at www.sasol.com. Feedback reports on the decisions taken at Committee meetings are presented to the Board. The effectiveness of the Committee and the Committee Chairman is assessed every two years. The Committee met four times during the year. Sasol complies with the relevant remuneration governance codes and statutes that apply in the various jurisdictions within which it operates. All recommended practices stated under Principle 14 of the King IV Code™ are applied and are explained throughout this report through the outcomes achieved. Aon (a United Kingdom-based firm that is a signatory to the UK Remuneration Consultants’ Code of Conduct) acts as our independent external advisor in support of our endeavours to act independently and provides specialist input to the Committee. Management consults survey reports from various large remuneration firms and also contract Vasdex associates from time to time. COMMITTEE MANAGEMENT 1.3 Risk management Remuneration risk is reviewed in accordance with the terms of reference of the Committee. In the normal course of business, Sasol aligns remuneration decisions with strategic business objectives. The Committee ensures that: The policy is transparent to all stakeholders All incentive plans and the remuneration mix is reviewed annually Executives do not approve their own remuneration or benefits All exceptions are approved by the Committee and by the Board in the case of Executive Directors management includes the Joint Presidents and CEOs, the GEC and Group Leadership. JOINT PRESIDENTS AND CEOs GROUP EXECUTIVE Executive Vice Presidents EVPs (10) Members of the GEC who are not executive directors are GROUPPrescribed Officers LEADERSHIP Senior Vice Presidents (SVPs) (36) LEADERSHIP Vice Presidents (VPs) (191) SENIOR (968) 2019 Planned policy enhancements • Review of the design of our incentive plans to ensure ongoing relevance and competitiveness • Review of the employee value proposition offered to all our employees • Implementation of a single Non-executive Director fee structure • Detailed internal equity analysis

2.1 Key components of our remuneration policy

Our policy is linked to the group strategy and is a key enabler for the achievement of the Group's key performance indicators.

Remuneration component	Policy principles	Policy application
Total Guaranteed Package (TGP)/ Base salary	• TGP = Base salary + cost of all employer contributions. • Broad pay bands set with reference to location and sector-specific median benchmark points. • For GEC, the benchmark is derived from a comparator group resembling a similar geographic footprint, market capitalisation and business model as Sasol's. • The total cost of annual increases is approved by the Committee and set in accordance with market movement, affordability and forecast inflation. • Performance-based increases are not applied for the bargaining sector as across-the-board increases are applied with effect from 1 July. For other employees, the effective date is 1 October. • The company's expatriate remuneration policy enables global mobility of key management and specialists.	• Employees in countries other than South Africa and employees in the SA collective bargaining sectors, are paid a base salary rather than a TGP. • Salaries are paid monthly to all employees except for employees in the United States and Canada who receive salary payments on a bi-weekly basis in line with local market practice. • Employees who are promoted are considered for adjustments if justified. • Expatriate salaries are adjusted for cost-of-living and location differences and tax equalisation is mostly applied.
Benefits and allowances	• Benefits include, but are not limited to, membership of a retirement plan, health insurance and risk cover to which contributions are made by both the company and the employee. • Allowances are paid in terms of statutory compliance or as is applicable in a sector / jurisdiction. • A number of special allowances including *inter alia*, housing, cost of living, home leave and child education are included in the group's expatriate policy.	• Benefits are offered on retirement, for reasons of sickness, disability or death. • The beneficiaries of employees who pass away while in service receive additional insurance cover of which the quantum depends on the retirement plan of which they were a member during service. • Allowances are linked to roles within specific locations and are paid together with salaries. With the exception of expatriates, there are no allowances paid to those in senior management and higher.
Short-term incentive (STI) plan	• A single STI structure is applied globally and paid annually in September after Committee approval. Most mining employees earn a production bonus which is paid monthly. • Target incentives align with median benchmarks. • The STI structure consists of group, entity and individual performance targets set in advance of every financial year. • Group, entity and individual performance targets are reviewed annually to ensure relevance, continuous improvement and alignment with the Group's strategic objectives, which includes safe, sustainable operations.	• Group targets for 2018: – Growth in headline earnings – Growth in production volumes – Growth in cash fixed costs – Improvement in working capital and gross margin – Project delivery – B-BBEE targets (for South African entities in respect of preferential procurement and employment equity) – Safety and sustainability targets – recordable case rate (RCR), fires, explosions and releases (FERs) and energy efficiency in our South African manufacturing operations • Operating Model Entity (OME) incentive targets are set in line with business plans approved by the responsible EVP. • Sustainability is a key performance objective and measured at Group and OME levels. In addition to the Group targets, the following objectives are included in operational STI scorecards, as applicable: – safe transportation of hazardous chemicals, occupational health measures, carbon emissions and leaks or spills of hazardous materials These measures balance safety, environmental sustainability and operational performance criteria. Individual targets are included in the performance agreement. These also include major project milestones where relevant. • Individual targets are agreed in the annual performance contract, performance against objectives are assessed bi-annually.
Long-term incentive (LTI) plan	• Equity-settled awards linked to the market value of a Sasol ordinary share (or American Depository Receipts (ADR) for international employees), subject to the vesting conditions. • The Committee governs LTI awards and considers these in respect of: – Internal and external promotions to qualifying roles; – Annual awards to eligible employees; and – Discretionary awards for purposes of retention. • Awards are linked to the role and individual performance, and vesting is subject to service and performance targets. The vesting period is three years for participants in leadership and senior management. A split vesting period of three and five years applies to participants in top management.	• Of the total award, the following portion is linked to corporate performance targets (CPTs): – Group Executive Committee: 100% – Other participants: 60% • CPTs include: – Total shareholder return vs. two indices, namely the MSCI World Energy Index and the MSCI World Chemicals Index – Efficiencies measuring increase in tons produced over staff growth – Return on invested capital (ROIC)

Sasol Limited Group Report of the Remuneration Committee (continued) 2.2.2 Total guaranteed package (TGP) South African employees who are not covered by collective bargaining agreements receive a TGP which includes employer contributions towards retirement, risk and healthcare benefits. In terms of this model, all changes to benefit contribution levels are cost neutral to the employer and increases in the benefit pricing of employee and employer contributions reduce the net cash salary of employees. All other employees receive a basic salary. In some jurisdictions, a 13th cheque is payable. Performance based increases are not applied for the South African bargaining sectors as across-the-board increases are applied with effect from 1 July each year. In all other jurisdictions, annual increases are distributed with reference to merit and the positioning in the pay range. Increases are also negotiated with trade unions and works councils in the USA, Germany and Italy. The following graph, shows the compound effect of higher increases that have been awarded to employees in the South African bargaining sectors, compared to the increases granted to employees who fall outside of the bargaining sectors including management. 2.2 Total remuneration This section provides detail on the different components of the reward mix offered. 2.2.1 Benchmarking One of the Committee’s key tasks is to preserve the relevance, integrity and consistency of benchmarking. Benchmark data is used for purposes of providing trend lines and for the comparison of practices but is indicative only. Benchmarking sources: 200 150 In the past year, we recognised that some of the companies that had been included in the peer group since 2015, were for various reasons, no longer relevant e.g. British Gas, ABInBev, DowDuPont, Anglogold Ashanti and Gold Fields. To allow for more compatability, we needed to include more chemicals companies from the MSCI World Chemicals Index. We also needed to exclude some of the companies with a market capitalisation much larger than that of Sasol. The following 27 companies have now been included in the new peer group, to be used from 2019 for executive remuneration benchmarking as well as the setting of Non-executive Director fees: 100 50 0 2012 2013 2014 2015 2016 2017 2018 Bargaining unit staff (average across sectors) Non-bargaining unit staff/management In addition to higher increases in the Mining sector specifically, Sasol also offered an enhanced housing allowance benefit to our mining employees over the past year, at an annual cost of R19 million as well as a significant increase in the minimum salary offered. The revised minimum monthly salary of R8 800 per month, effective 1 July 2017, translates to an annual minimum total guaranteed package excluding incentives and overtime, of R173 840 or R14 487 per month. We are aware that our employees are highly indebted and therefore implemented two programmes over the past year to assist employees in the process of legally challenging garnishee orders, to restructure debt and to educate our employees on financial management. In addition, we issued a ‘Quality of Life’ survey to all our South African employees to inter alia assess their living standards which includes the form of housing they use, understand more about the extent to which they have to support extended families, and which benefits they value most and least. This information is in the process of being analysed and will greatly inform future interventions to enhance the different components of our employee value proposition and re-inforce the feeling of care for our employees. Similar interventions will, as appropriate and required, be implemented in the different locations where we operate in, around the globe. The Committee is comfortable that the new comparator group is more representative of our business model, product range and market capitalisation. We do not follow benchmarks slavishly, but use the information as an indicator when we design our plans and pay lines. Previous comparator group New comparator group • South African listed companies: Anglo American, AngloGold Ashanti, BHP Billiton, Gold Fields, Mondi, MTN Group, SAB Miller • International listed companies: BASF, BG Group, BP, Dow Chemical, ENI, Hess, Imperial Oil, Lyondellbasell, Marathon Petroleum, Occidental Petroleum, Phillips 66 • South African listed companies: Anglo American, BHP Billiton, Kumba Iron Ore, Mondi, MTN Group • International listed companies: Air Products and Chemicals, Akzo Nobel N.V., Albemarle, Anadarko Petroleum, Apache Corp, BASF, Continental Resources, Covestro AG, Devon Energy, Eastman Chemical, Evonik Industries AG, Hess, Imperial Oil, Linde AG, Lyondellbasell, Noble Energy, Origin Energy, Pioneer Natural Resources, Phillips 66, Solvay SA, Suncor Energy, and Williams. Employee group Data source GEC Executive remuneration comparator group and data in executive surveys Rest of employees in Southern Africa Survey reports from PwC, Remchannel and Mercer Employees in the international environment Survey data from the Hay Group, ECA, Mercer and Towers Watson

2.2.3 Short-term incentive plan

The configuration and weightings attached to the different parts of the STI formula differ to the extent that employees can influence the achievement of performance objectives either directly or indirectly.

Measurement of Executive Directors' performance

STRATEGIC LEADERSHIP includes objectives linked to financial and non-financial results, project performance, stakeholder relationships, culture and values, approved at the start of the financial year

PERFORMANCE AGAINST TARGETS is assessed bi-annually and the final score is recommended by the Chairman of the Board to the Committee for consideration

PERFORMANCE OUTCOMES are tabled at the Board by the Chairman of the Board, supported by the Committee resulting in incentive awards that are considered and approved by the Board prior to any pay-out or vesting of awards

Measurement of Prescribed Officers (GEC) performance

The Joint CEOs table the performance outcomes of all Prescribed Officers to the Committee which is required to approve all incentive payouts and vesting of awards.

STI – Members of the GEC

The following formula is used to calculate the STI amounts payable to the GEC:

STI Target % - Derived from benchmarking positions of similar complexity in the comparator group. **×** Group Performance Factor % (0%-150%) Performance measured against financial and non-financial drivers. **×** Individual Portfolio Performance Factor % (0%-150%) Assessment of individual performance against project milestones and individual or OME targets.

The Committee and the Board have discretion to alter the outcome of the calculation and will disclose any changes made.

The following chart sets out the targets and weightings approved for the 2018 STI. The changes from 2017 are the inclusion of a project delivery measure and a focus on high-severity safety incidents.

2018 Group STI targets for GEC


%
30%
15%
15%
5%
5%
20%
10%
Headline earnings
Production volumes
Growth in cash fixed costs
Working capital and gross margin
Project delivery
Safety, health and environment
Preferential procurement and employment equity

30% of the group scorecard applicable to members of the GEC is now made up of environmental, social and governance (ESG) measures.

STI - Below the GEC

STI Target % **×** Group performance factor **×** OME % score **×** Individual Performance Factor %

The individual performance factor ranges from 0% to 100% but must balance at 100% across the Group.

All scores are audited by Sasol Assurance Services and payment is approved by the Committee.

2.2.4 Long-term incentive plans

Equity-settled plan

To align the interest of executives with the interest of shareholders, Sasol provides qualifying employees with the opportunity to participate in the LTI-plan.

The equity-settled LTI gives participating employees the opportunity, subject to the vesting conditions, to receive Sasol ordinary shares or ADR. Participants have the option to sell or retain the shares after the vesting period.

A split vesting period applies to top management, where 50% of the award vests subject to the achievement of CPTs after three years from the date of grant (performance period). The balance is released to the participant after a five-year period subject to the vesting conditions. Accelerated vesting principles in cases of termination for 'good leavers' do not apply to top management. A service penalty is applied for all participants whose services are terminated under 'good leaver' conditions before the end of the performance period.

Sasol Limited Group
Report of the Remuneration Committee
(continued)

In line with the practice of our peer companies, the growth in attributable earnings target was replaced with a Return On Invested Capital (ROIC) target, thereby incentivising effective capital allocations.

The following table summarises the weightings and CPTs under which the 2018 LTI awards were granted.

Measures[1]	Weighting (of the portion linked to the CPTs)	Threshold	Target (at which 100% of the awards vest)	Stretch (at which 200% of the awards vest)
Increase in tons produced per head	25%	0% improvement on base	1% improvement on base	2% improvement on base
Return on invested capital (ROIC)[2]	25%	3-year average ROIC (excluding AUC[4]) at 1 x times WACC[5]	3-year average ROIC (excluding AUC[4]) at 1,3 times WACC[5]	3-year average ROIC (excluding AUC[4]) at 1,5 times WACC[5]
TSR[3] – MSCI World Energy Index	25%	40th percentile of the index	60th percentile of the index	75th percentile of the index
TSR[3] – MSCI World Chemicals Index	25%	40th percentile of the index	60th percentile of the index	75th percentile of the index

1. Vesting on a straight-line basis between threshold and target and between target and maximum.
2. ROIC replaced compound growth in attributable earnings in 2017.
3. TSR = Total shareholders' return measured separately against the two indices; vests on a ranked relative basis between threshold and target and between target and maximum.
4. AUC = Assets under construction.
5. WACC = Weighted average cost of capital.

The threshold, target and maximum reward outcomes that could be derived under the terms of the policy are indicated in the following graph:


700%
600%
500%
400%
300%
200%
100%
0%
150%
115%
100%
300%
259%
100%
135%
90%
100%
270%
203%
100%
110%
75%
100%
220%
169%
100%
Joint Presidents and CEOs at target
Joint Presidents and CEOs at maximum
Executive Director at target
Executive Director at maximum
GEC at target
GEC at maximum
LTI
STI
TGP¹

1. Joint Presidents and CEOs, Executive Directors and GEC members at threshold performance will only receive TGP.

The graphs indicate a balanced portfolio of rewards allocated in terms of base salary/TGP, short-term and long-term incentives, tied to the achievement of group and individual targets set over the short and long term to ensure sustainable focus on the Group's strategic objectives. The pay mix is annually reviewed.

Share appreciation rights (SARs) (no awards made since 2013)

SARs gave participating employees the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the increase in the market value of a Sasol ordinary share from the date of grant, after the three-, four-and five-year vesting periods respectively (up to 2012; over two, four and six years). The plan does not confer any rights to acquire shares in Sasol Limited and employees are not entitled to dividends (or dividend equivalents). The maximum period for exercising SARs is nine years from the date of the grant, after which they lapse. Vesting is subject to CPTs being achieved.

Gains are only realised once the participant elects to exercise the vested SARs which can only be done outside of closed periods within the meaning of the JSE Listings Requirements. SARs issued in 2013 will vest at 84%. The plan will expire in 2022.

2.3 Clawback policy

Clawbacks may be implemented by the Board for material misstatements of financial statements or errors in calculations that led to the overpayment of incentives to executives and gross misconduct on the part of the employee leading to dismissal. Clawbacks may be implemented from all gains derived from any short-term or long-term incentive award in the form of a reduction in the value of these awards in future years, or (other than for executive directors) in the form of a repayment plan over a period of up to 12 months. Executive directors are required to repay the amount in full. In the event that an employee has left the services of the company, or there is limited possibility of recovering amounts from future incentive awards, the company may institute proceedings to recover such amounts.

2.4 Share ownership by executive directors

The share ownership guideline effective 1 July 2016 requires the following holdings:

- Joint Presidents and Chief Executive Officers: 300% of annual pensionable remuneration
- Chief Financial Officer and other executive directors: 200% of annual pensionable remuneration

The requirement must be fully achieved within five years from the date of appointment.

Executive directors	Date of appointment	Annual pensionable remuneration on date of appointment	Required value of share ownership	Value of direct beneficial Sasol ordinary share-holding[1]	Year-end value of unvested LTIs
SR Cornell	1 July 2016	$900000	$2700000	–	$4581000
B Nqwababa	1 July 2016	R6580000	R19740000	R6538689	R61517000
P Victor	1 July 2016	R4340000	R8680000	–	R38420000

1. 13 003 Sasol ordinary Shares valued at the closing share price of R502,86 on 30 June 2018.

2.5 Retention and sign-on payments

The sign-on payment and retention policy may be used in the recruitment of candidates in highly specialised or scarce skill positions, mostly in senior levels, or to retain critical skills. These payments are linked to retention periods of at least two years.

2.6 Executive service contracts

The term of office of the Joint Presidents and CEOs is not specified in the company's memorandum of incorporation. Members of the GEC have permanent employment contracts with notice periods of three to six months. The contracts provide for salary and benefits to be offered to them as well as participation in incentive plans on the basis of group and individual performance and as approved by the Board. EVPs who are members of the South African Sasol Pension Fund are required to retire from the Group and as directors from the Board at the age of 60, unless requested by the Board to extend their term. Apart from security benefits, there are no other special perquisites for members of the GEC.

Termination arrangements applicable to GEC

REMUNERATION POLICY COMPONENT	VOLUNTARY TERMINATION i.e. resignation	INVOLUNTARY TERMINATION (i.e. retrenchment, redundancy, retirement or other reasons included under the definition of 'good leaver')
Base salary	Payable up to the last date of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last date of service including a four-month notice period.
Health insurance	Benefit continues up to the last date of service.	Benefit continues up to last date of service; employees who qualify for the post-retirement plan continue to receive the employer's contribution.
Retirement and risk plans	Employer contributions are paid up to the last date of service. The employee is entitled to the full value of the investment fund credit and any returns thereon.	
Other benefits	Not applicable.	A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchments or mutually agreed terminations.
Short-term incentive	If the executive resigns on or after 30 June, there is an entitlement to the STI which may be applicable for the past financial year, subject to the achievement of performance targets. No *pro-rata* incentive is due if the executive leaves prior to the end of the financial year for reasons of dismissal or resignation.	A *pro rata* incentive is payable for the period in service during the financial year.
Long-term incentives	All vested Share Appreciation Rights (SARs) to be exercised by the last date of service. All unvested SARs and LTIs are forfeited.	The original SAR vesting period remains unchanged up to the normal date of retirement and then vests subject to the achievement of CPTs as well as an application of a service penalty for the period not worked during the vesting period. No accelerated vesting applies to long-term incentives but service penalty will be applied at the end of the vesting period.

In the event of a takeover or merger of the company, the rights awarded under the LTI plan will vest immediately subject to the latest estimated performance achievement against the corporate performance targets, as approved by the Board. There are no arrangements for 'golden parachutes' or any other incentivised terminations other than what is payable under Sasol's retrenchment policy. The Committee has the discretion to vary cessation conditions.

Executive management and participants of the LTIs may not transact in Sasol shares or LTIs during a closed period within the meaning of the JSE Listings Requirements.

2.7 Non-binding advisory votes on the remuneration policy and implementation report

In the event that less than 75% support for these reports is achieved at the AGM, Sasol will invite dissenting shareholders to submit reasons for such votes in writing, whereafter further engagements may be scheduled.

2.8 Non-executive Director (NED) fees

NEDs are appointed to the Sasol Limited Board based on their ability to contribute competence, insight and experience appropriate to assisting the Group to set and achieve its objectives. Consequently, fees are set at levels to attract and retain the calibre of director necessary to contribute to a highly effective board. They do not receive short-term incentives, nor do they participate in LTI plans. No arrangement exists for compensation in respect of loss of office.

NEDs are paid a fixed annual fee in respect of their board membership, as well as supplementary fees for committee membership and an additional committee fee for formally scheduled board and committee meetings

Sasol Limited Group
Report of the Remuneration Committee
(continued)

that do not form part of the annual calendar of meetings. Actual fees and the fee structure are reviewed annually.

Six years ago, the Board agreed that the ever-widening gap in the fees earned by resident and non-resident directors needed to be closed. Although approval was received for several higher-than-inflation increases to the resident NED fees, the volatility of the rand/US dollar currency negated any progress made in this regard. Also, over the past few years, the continued low Brent crude oil price and balance sheet constraints due to the advancement of our growth project in the US did not create an opportune time for any big changes in the NED fee structuring approach. Sasol is a global company and needs to attract and retain a diverse mix of South African and global directors to its board. Our remuneration policy allows for justified discrimination in remuneration. The Board does not believe that different fee structures for resident and non-resident directors is justifiable. Therefore, we have recently held consultations with our large institutional investors on a proposal for a single currency fee structure. We have considered all the feedback received and will request shareholders to vote on the new NED fee structure at the November 2018 Annual General Meeting. We anticipate phasing in the new structure over time.

Annual Non-executive Directors' fees:

	2018		2017	
	Member	**Chairman**	**Member**	**Chairman**
Chairman of the Board, inclusive of fees payable for attendance or membership of board committees and directorship of the company		**R5 100 000**		R4 900 000
Resident fees:				
Non-executive Directors	**R723 000**		R660 000	
Audit Committee	**R199 000**	**R398 000**	R199 000	R398 000
Remuneration Committee	**R136 000**	**R272 000**	R136 000	R272 000
Capital Investment Committee	**R117 000**	**R234 000**	R117 000	R234 000
Digital, IM and Hedging Committee[1]	**R117 000**	**R234 000**	R117 000	R234 000
Nomination and Governance Committee[2]	**R117 000**	**R234 000**	R117 000	R234 000
Safety, Social and Ethics Committee[3]	**R117 000**	**R234 000**	R117 000	R234 000
Lead Independent Director (additional fee)	**R170 000**		R170 000	R134 000
Attendance of formally scheduled *ad hoc* board and committee meetings (per meeting)	**R21 000**		R21 000	
Non-resident fees:				
Non-executive Directors	**US$150 000**		US$147 000	
Audit Committee	**US$27 000**	**US$54 000**	US$27 000	US$54 000
Remuneration Committee	**US$20 500**	**US$41 000**	US$20 500	US$41 000
Capital Investment Committee	**US$18 500**	**US$37 000**	US$18 500	US$37 000
Digital, IM and Hedging Committee[1]	**US$18 500**	**US$37 000**	US$18 500	US$37 000
Nomination and Governance Committee[2]	**US$18 500**	**US$37 000**	US$18 500	US$37 000
Safety, Social and Ethics Committee[3]	**US$18 500**	**US$37 000**	US$18 500	US$37 000
Lead Independent Director (additional fee)	**US$51 000**		US$51 000	
Attendance of formally scheduled *ad hoc* board and committee meetings (per meeting)	**R21 000**		R21 000	

1. The Hedging Committee was broadened to the Digital, Information Management and Hedging Committee with effect from 1 July 2017.
2. Changed from Nomination, Governance, Social and Ethics Committee to Nomination and Governance Committee with effect from 1 July 2017.
3. The Risk and SHE Committee was reconstituted as the Safety, Social and Ethics Committee with effect from 1 July 2017.

3.1 Sasol's Inzalo ESOP ownership structures – our contribution to economic transformation

In 2008 eligible Sasol employees received rights to shares in either the Employee Share Ownership Plan (ESOP) or the Management Share Ownership Plan (MSOP). Over the past 10 years, 50% of the declared dividends was paid to participants, while the remaining 50% was used to service the debt.

The Inzalo ESOP and MSOP were implemented in 2008 at a Sasol share price of R366 per share. Two years before the implementation, the share price was R251,30. It was widely anticipated that the share price would continue to grow at the same rate over the 10-year transaction term. The model was designed so that the notional vendor financing would be settled through significant growth in the share price as well as 50% of the dividends earned on the Sasol shares held by the ESOP and MSOP trusts. Since the date of implementation the share price was impacted by volatile macroeconomic factors. If any value was to have been realised for participants, the share price would have needed to trade above R905 at the end of the transaction term in 2018. As the expected share price was not achieved, no capital value (other than the dividends), was transferred to participants when the Inzalo plans came to an end in June 2018.

3.2 Sasol Khanyisa ESOP – Sasol's new Broad-Based Black Economic Empowerment Ownership Plan

In designing Sasol Khanyisa, we have considered our past experiences and reviewed many of the larger B-BBEE transactions in South Africa, designing Khanyisa to incorporate what we consider to be the most appropriate and best features.

Sasol Khanyisa was approved by our shareholders in November 2017. It is not considered to be part of our benefit structures due to the nature thereof, but was designed to enable Sasol to receive the required accreditation under the Department of Trade and Industry Codes.

18 282 employees received a Tier 1 Khanyisa award and 18 301 employees received a Tier 2 Khanyisa award. Tier 1 has a three-year vesting period and Tier 2 has a 10-year vesting period.

Implementation Report

This part of the report focuses on the performance outcomes against the targets set for the 2018 STI plan as well as the LTI awards which vest with reference to the performance over the period that ends in 2018. In addition, we include the tables with all amounts received / receivable by members of the GEC.

The resultant outcomes of the group performance factor multiplier for 2018:

Sasol KPIs	Group targets	Weighting	Threshold (Rating = 0%)	Target (Rating = 100%)	Stretch Target (Rating = 150%)	Achievement	Weighted achievement
Quality based earnings growth Target: 81% USD EBIT growth	Year-on-year growth in headline earnings	30%	2017 headline earnings + CPI (measured over the financial year)	2017 headline earnings + CPI (measured over the financial year) + 2%	2017 headline earnings + CPI (measured over the financial year) + 8%	Below threshold	0%
Gearing Target: Achieve a gearing level of 20%-40% (Temporarily increased to 44% until the end of 2018)	Year-on-year growth in production volumes (fuel-equivalent tons)	15%	2017 volumes	2017 volumes + 1%	2017 volumes + 2%	0,9% growth	13,50%
	Year-on-year growth in cash fixed costs (CFC)	15%	Approved group 2018 CFC budget including CFC savings of R9,5bn	Approved group 2018 CFC budget including CFC savings of R10,5bn	Approved group 2018 CFC budget including BPEP savings of R11,5bn	Above target	18,22%
	Working capital and gross margin	5%	15% below 2018 absolute working capital and gross margin budget	100% of 2018 absolute working capital and gross margin budget	15% better than 2018 absolute working capital and gross margin budget	4% below target	3,66%
	Project delivery	5%	50% of weighted average project scores within estimated end-of-job capital cost	80% of weighted average project scores within estimated end-of-job capital cost	100% of weighted average project scores within estimated end-of-job capital cost	On target	5,00%
Broad-based Black Economic Empowerment Target: Level 4 by 2020	B-BBEE: Preferential procurement	5%	Score of 10 out of 25 on the B-BBEE on scorecard	Score of 11 out of 25 on the B-BBEE scorecard	Score of 12 out of 25 on the B-BBEE scorecard	Exceed stretch target	7,50%
	Employment equity – African and Coloured appointments	5%	50% of all opportunities employed in the targeted groups.	70% of all opportunities employed in the targeted groups.	80% of all opportunities employed in the targeted groups	49% of opportunities utilised	0%
Safety, health and environment (SHE) Target: RCR of less than 0,30 by 2020	SHE safety lagging indicators – occupational safety	5%	RCR≥0,32	RCR=0,27	RCR≤0,25	RCR of 0,27	5,00%
		5%	21 FERs	19 FERs	≥17 FERs	Achieved stretch target	7,50%
	Safety (high severity injuries including fatalities)	5%	≥9 injuries + fatalities	6 injuries + fatalities	≤3 injuries + fatalities	Below threshold	0%
	SHE environmental & sustainability – energy efficiency index in South African operations	5%	Energy intensity improvement of 0,3% on 2017 score	Energy intensity improvement of 0,5% on 2017 score	Energy intensity improvement of 0,8% on 2017 score	Below target	2,63%
							Total 63,01% (2017: 72, 79%)

ESG measures

A summary of outstanding LTI awards and vesting percentages:

Financial year of allocation	Vesting year (financial year)	Vesting range	Weighting of performance targets: Growth in attributable earnings	Return on invested capital	Increase in tons produced / head	TSR vs. MSCI World Chemicals Index	TSR vs. JSE RESI 10	TSR vs. MSCI World Energy Index	Vesting results
2015	2018	0% to 200%[2] 40% to 160%[3]	25%	–	25%	–	15%	35%	90,4% 94,3%
2016	**2019 and 2021[4]**	**0% to 200%[2] 40% to 160%[3]**	**25%**	**–**	**25%**	**25%**	**–**	**25%**	**69,0% 81,4%**
2017	2020 and 2022[4]	0% to 200%[2] 40% to 160%[3]	–	25%	25%	25%	–	25%	Unvested
2018	2021 and 2023[4]	0% to 200%[2] 40% to 160%[3]	–	25%	25%	25%	–	25%	Unvested

1. Vested on the 30 June 2017 results and settled in 2018.
2. Executive vice presidents, CFO and Joint CEOs.
3. All other participants.
4. Split vesting period after three and five years respectively.

Sasol Limited Group
Report of the Remuneration Committee
(continued)

Executive Directors

Factors considered in the final determination of the annual STI award. The final individual performance factors (IPFs) are disclosed in a range:

Executive Directors	TGP/Base salary as at 30 June 2018 A	Target % B	Group factor % C	Individual performance factor % range D	2018 STI value E = AxBxCxD
SR Cornell[1]	$945 000	115%	63,01%	100% – 110%	$746 390
B Nqwababa	R10 058 000	115%	63,01%	100% – 110%	R7 798 350
P Victor	R7 064 900	90%	63,01%	100% – 110%	R4 407 078

1. Gross US dollar salary

Remuneration and benefits paid (disclosed in rands) and approved in respect of 2018 for Executive Directors:

Executive Directors	SR Cornell[4,5]		B Nqwababa		P Victor[6]		VN Fakude[7]	
R'000	2018	2017	2018	2017	2018	2017	2018	2017
Salary	12 014	12 583	8 955	8 505	4 538	5 360	–	3 197
Risk & retirement Funding	819	963	857	814	2 216	938	–	896
Vehicle benefits	309	256	–	–	100	100	–	30
Medical benefits	331	362	82	81	88	82	–	24
Vehicle insurance fringe benefits	–	–	6	6	6	6	–	3
Security benefits	1 266	818	406	466	–	–	–	212
Other benefits	11 692	10 851	35	6 806	–	2 125	–	289
Total salary and benefits	26 431	25 833	10 341	16 678	6 948	8 611	–	4 651
Annual short-term incentive[1]	10 882	9 291	7 798	7 318	4 407	4 951	–	–
Long-term incentive gains[2,3]	8 956	2 107	7 754	12 013	2 744	4 538	–	6 312
Total annual remuneration	46 269	37 231	25 893	36 009	14 099	18 100	–	10 963

1. Short-term incentives approved based on the Group results for the 2018 financial year and payable in the 2019 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2018.
2. Long-term incentives for the 2018 financial year represent the number of units x corporate performance target achieved (2018) x closing share price on 16 August 2018. The actual vesting date for the annual awards made on 21 September 2015 is 21 September 2018. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTI units vest. It represents: number of units awarded x corporate performance targets achieved during financial year 2018 x dividend equivalents up to 21 September 2018.
3. Long-term incentive grants made in 2016 vest in 2019 with a vesting result of 69%; 50% of the vested shares are subject to a further holding period of 2 years.
4. Other benefits include accommodation (R1 396 245), school fees (R241 514), tax consulting fees (R373 050), home leave allowance (R470 000) and tax on benefits (R9 211 134). Year-on-year reduction in salary due to the strengthening rand/US dollar exchange rate.
5. Mr Cornell participates in an individual Senior Executive Retirement Plan (SERP) in order to adjust for differences between the benefits that would have been payable under his previous employer's retirement fund and the benefits payable under the retirement programmes of Sasol (USA) Corporation. The value accrued to 30 June 2018 under the SERP is $134 051. The SERP benefit is payable to Mr Cornell following his death, disability or termination of employment for any reason other than cause.
6. Long-term incentives granted in 2016 to Mr P Victor, whilst he was a Senior Vice President will vest in 2019.
7. Ms Fakude resigned from the Group with effect from 31 December 2016.

Number of LTI holdings (unvested):

Executive Directors	Balance at beginning of year	Granted	Effect of corporate performance targets	Dividend equivalents	Long-term incentive rights settled	Balance at end of year
SR Cornell	88 100	42 372	(510)	632	(5 222)	125 372
B Nqwababa	110 000	42 328	(3 000)	3 280	(30 280)	122 328
P Victor	62 000	25 396	(660)	1 624	(11 964)	76 396
Total	260 100	110 096	(4 170)	5 536	(47 466)	324 096

Intrinsic value of LTI holdings (unvested):

Executive Directors	Intrinsic value at beginning of year[2] $'000 and R'000	Intrinsic value of awards made during the year[1] $'000 and R'000	Change in intrinsic value for the year[3] $'000 and R'000	Effect of corporate performance targets[3] $'000 and R'000	Dividend equivalents $'000 and R'000	LTIs settled[4] $'000 and R'000	Intrinsic value at end of year[2] $'000 and R'000
SR Cornell	$2 462	$1 202	$1 066	($15)	$19	($153)	$4 581
B Nqwababa	R40 315	R15 852	R17 537	(R1 219)	R1 333	(R12 301)	R61 517
P Victor	R22 723	R9 511	R10 309	(R247)	R609	(R4 485)	R38 420

1. Unvested LTIs granted on 22 September 2017.
2. Intrinsic values at beginning and end of year have been determined using the closing share price of R502,86 ($36,54) and R366,50 ($27,95) on 30 June 2018 and 30 June 2017.
3. Change in intrinsic value for the year results from changes in share price.
4. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2017 that was settled in the 2018 financial year. Difference between long-term incentive gains disclosed in 2017 and amount settled in 2018 is due to differences in actual share price at vesting date and the share price on 17 August 2017 being the disclosure date.

Share appreciation rights (SARs) exercised

Executive Directors	SARs exercised (number)[1]	Issue price per share (Rand)	Exercise price per share (Rand)	Gain on exercise of share appreciation rights 2018 R'000s
P Victor	7 994	344,54	477,25	1 061

1. All SARs exercised on 20 June 2018.

There are no outstanding share appreciation rights to executive directors on 30 June 2018.

Financial overview
Sasol Limited Group consolidated financial statements
Notes to the financial statements
Sasol Limited Company

Prescribed Officers

Factors considered in the final determination of the annual STI award. The final individual performance factors (IPFs) are disclosed in a assignment range:

Prescribed Officers	TGP/Base salary/ Net indicative assignment salary as at 30 June 2018 A	Target % B	Group factor % C	Individual performance factor % range[4] D	2018 STI value E = AxBxCxD
FR Grobler[1]	€286 032	75%	63,01%	100% – 110%	€141 930
JR Harris[2]	£350 000	75%	63,01%	90% – 99%	£133 247
VD Kahla	R6 452 180	75%	63,01%	100% – 110%	R3 201 596
BE Klingenberg	R7 701 570	75%	63,01%	100% – 110%	R3 639 569
CK Mokoena	R5 325 000	75%	63,01%	90% – 99%	R2 390 639
M Radebe	R5 607 886	75%	63,01%	90% – 99%	R2 517 639
CF Rademan[3]	R6 390 474	75%	63,01%	90% – 99%	R905 993
SJ Schoeman[1]	$367 752	75%	63,01%	90% – 99%	$165 101

1. STI based on Net Indicative Assignment Salary (NIAS) and net STI value.
2. *Pro rata* STI value for the period 7 August 2017 to 30 June 2018, STI based on gross salary and NIAS. STI indicated as a gross value.
3. Mr Rademan retired with effect from 31 October 2017.
4. Actual score determined by performance against individual scorecard, in a range of 0% – 150%.

Remuneration and benefits paid (disclosed in rands) and approved in respect of 2018 for Prescribed Officers:

Prescribed Officers	FR Grobler[4]		JR Harris[5]		VD Kahla		BE Klingenberg[6]	
R'000	2018	2017	2018	2017	2018	2017	2018	2017
Salary	4 361	4 746	6 766	–	5 530	5 180	5 419	5 179
Risk & retirement funding	750	825	464	–	729	683	1 857	1 599
Vehicle benefits	227	169	63	–	–	–	212	212
Medical benefits	197	112	73	–	88	82	88	82
Vehicle insurance benefits	6	6	–	–	6	6	6	6
Security benefits	–	30	4	–	451	419	356	332
Other benefits	5 026	1 944	3 917	–	–	–	64	–
Total salary and benefits	10 567	7 832	11 287	–	6 804	6 370	8 002	7 410
Annual short-term incentive[1]	4 486	3 515	2 844	–	3 202	3 292	3 640	3 929
Long-term incentive gains [2,3]	5 234	3 094	–	–	6 203	3 713	7 173	3 713
Total annual remuneration	20 287	14 441	14 131	–	16 209	13 375	18 815	15 052

Prescribed Officers	CK Mokoena[7]		M Radebe[8]		CF Rademan[6,9]		SJ Schoeman[10]	
R'000	2018	2017	2018	2017	2018	2017	2018	2017
Salary	4 641	1 876	4 504	4 091	1 618	4 754	4 731	6 153
Risk & retirement funding	603	207	660	710	381	1 132	550	513
Vehicle benefits	–	–	264	264	107	320	241	424
Medical benefits	–	–	88	83	24	72	304	174
Vehicle insurance benefits	–	–	6	6	2	6	6	6
Security benefits	–	–	28	153	23	35	–	–
Other benefits	4 095	4 295	77	87	4	–	5 631	2 848
Total salary and benefits	9 339	6 378	5 627	5 394	2 159	6 319	11 463	10 118
Annual short-term incentive [1]	2 391	1 137	2 518	2 575	906	3 314	3 774	3 366
Long-term incentive gains [2,3]	–	–	5 428	3 713	6 591	4 538	9 072	3 094
Total annual remuneration	11 730	7 515	13 573	11 682	9 656	14 171	24 309	16 578

1. Short-term incentives approved based on the Group results for the 2018 financial year and payable in the 2019 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary/net indicative expatriate salary as at 30 June 2018.
2. Long-term incentives for the 2018 financial year represent the number of units x corporate performance target achieved (2018) x closing share price on 16 August 2018. The actual vesting date for the annual awards made on 21 September 2015 is 21 September 2018. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTI units vest. It represents: number of units awarded x corporate performance targets achieved during financial year 2018 x dividend equivalents up to 21 September 2018.
3. Long-term incentive grants made in 2016 vests in 2019 with a vesting result of 69%, 50% of the vested shares are subject to a further holding period of 2 years.
4. Other benefits include housing allowance (R551 685), home leave allowance (R165 085), relocation services (R113 360), social security (R35 434), spouse allowance (R24 089), utilities (R36 779), public transport (R3 678) and tax on benefits (R4 095 472).
5. Mr Harris was appointed with effect from 7 August 2017. Included in other benefits is upset allowance (R376 919), home leave allowance (R110 020), settling in allowance (R342 140), utilities (R27 579), accommodation (R547 133), tuition costs (R42 630), work permit (R6 713) and tax on benefits offered (R2 463 370).
6. Other benefits includes leave encashment.
7. Included in other is accommodation (R50 000), a staggered sign-on payment paid 12 months after appointment (R3 500 000) and settling in allowance (R545 455).
8. Other benefits include Inzalo dividends earned during the year.
9. Mr Rademan retired with effect from 31 October 2017. A service penalty of 15% was applied on Long-term incentives.
10. Included in other are leave encashment (R966 122), accommodation (R375 501), home leave allowance (R303 633), destination and relocation assistance (R54 198), tax consulting fees (R280 909), social taxes (R193 386) and tax on benefits offered (R3 457 029).

Sasol Limited Group
Report of the Remuneration Committee
(continued)

LTI holdings (unvested):

Prescribed Officers	Balance at beginning of year (number)	Granted (number)[3]	Effect of corporate performance targets (number)	Dividend equivalents (number)	Long-term incentive rights settled (number)	Balance at end of year (number)
FR Grobler	39 000	16 109	(750)	1 060	(7 810)	47 609
JR Harris[1]	–	17 393	–	–	–	17 393
VD Kahla	43 000	17 548	(900)	1 272	(9 372)	51 548
BE Klingenberg	49 500	20 945	(900)	1 272	(9 372)	61 445
CK Mokoena	15 000	7 936	–	–	–	22 936
M Radebe	41 000	13 726	(900)	1 272	(9 372)	45 726
CF Rademan[2]	51 000	–	(1 100)	1 555	(11 455)	40 000
SJ Schoeman	49 000	16 369	(750)	1 069	(7 819)	57 869
Total	**287 500**	**110 026**	**(5 300)**	**7 500**	**(55 200)**	**344 526**

Intrinsic value of LTI holdings (unvested)

Prescribed Officers	Intrinsic value at beginning of year[4] R'000 and $'000	Intrinsic value of awards made during the year[3] R'000 and $'000	Change in intrinsic value for the year[5] R'000 and $'000	Effect of corporate performance targets[5] R'000 and $'000	Dividend equivalents R'000 and $'000	LTIs settled incentive rights[6] R'000 and $'000	Intrinsic value at end of year[4] R'000 and $'000
FR Grobler	R14 294	R6 033	R6 426	(R281)	R397	(R2 928)	R23 941
VD Kahla	R15 761	R6 572	R6 962	(R337)	R477	(R3 514)	R25 921
BE Klingenberg	R18 142	R7 844	R8 286	(R337)	R477	(R3 514)	R30 898
CK Mokoena	R5 498	R2 972	R3 064	–	–	–	R11 534
M Radebe	R15 027	R5 140	R6 201	(R337)	R477	(R3 514)	R22 994
CF Rademan[1]	R18 692	–	R5 547	(R412)	R583	(R4 295)	R20 115
SJ Schoeman	R17 959	R6 130	R7 771	(R276)	R394	(R2 878)	R29 100
JR Harris[2]	–	$494	$141	–	–	–	$635

1. Mr Rademan retired with effect 31 October 2017.
2. Mr Harris was appointed with effect from 7 August 2017.
3. Unvested LTIs granted on 22 September 2017.
4. Intrinsic values at beginning and end of year have been determined using the closing share price of R502,86 ($36,54) and R366.50 ($27,95) on 30 June 2018 and 30 June 2017.
5. Change in intrinsic value for the year results from changes in share price.
6. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2017 that was settled in the 2018 financial year. Difference between long-term incentive gains disclosed in 2017 and amount settled in 2018 is due to differences in actual share price at vesting date (22 September 2017) and the share price on 17 August 2017 being the disclosure date.

Share appreciation rights holdings – outstanding (vested)

Prescribed Officers	Balance at beginning of year (number)	Effect of corporate performance targets (number)	SARs exercised (number)	Balance at end of year (number)
FR Grobler	62 591	322	(9 000)	53 913
VD Kahla	17 070	375	(17 445)	–
BE Klingenberg	167 319	323	(8 500)	159 142
M Radebe	126 335	193	(26 037)	100 491
CF Rademan[1]	93 138	76	–	93 214
SJ Schoeman	63 266	647	(1 100)	62 813
Total	**529 719**	**1 936**	**(62 082)**	**469 573**

Fair value of share appreciation rights holdings

Prescribed Officers	Fair value at beginning of year[2] R'000	Effect of corporate performance targets R'000	Gain on exercise of share appreciation rights R'000	Change in fair value for the year[3] R'000	Balance at end of year[2] (number)
FR Grobler	5 572	18	(853)	4 749	9 486
VD Kahla	1 460	19	(762)	(717)	–
BE Klingenberg	15 223	(11)	(570)	15 056	29 698
M Radebe	11 050	(12)	(3 000)	8 668	16 706
CF Rademan[1]	8 624	(53)	–	7 486	16 057
SJ Schoeman	5 408	73	(74)	4 878	10 285
Total	**47 337**	**34**	**(5 259)**	**40 120**	**82 232**

1. Mr Rademan retired with effect from 31 October 2017.
2. Fair values at the beginning and end of year have been determined using the IFRS 2 option values on 30 June 2017 and 30 June 2018.
3. Change in intrinsic value for the year results from changes in share price.

Share appreciation rights exercised:

Prescribed Officers	Exercise dates	SARs exercised (number)	Issue price per share (Rand)	Exercise price per share (Rand)	Gain on exercise of share appreciation rights 2018 R'000s
FR Grobler	27-Oct-17	9 000	319,00	413,84	854
VD Kahla	24-Oct-17	4 611	334,53	395,67	282
VD Kahla	30-Oct-17	12 834	376,46	413,84	480
BE Klingenberg	21-Nov-17	8 500	352,10	419,16	570
M Radebe	24-Oct-17	7 300	352,10	394,70	311
M Radebe	23-Nov-17	18 737	295,37	438,91	2 690
SJ Schoeman	21-Nov-17	1 100	352,10	419,16	74
Total		62 082			5 261

Sasol Inzalo Management Scheme rights

At the grant date on 3 June 2008, the issue price of the underlying share was R366,00 which represented the 60-day volume weighted average price of Sasol ordinary shares to 18 March 2008. No capital was transferred on 4 June 2018 when the Scheme vested.

	2018			2017		
Directors	Balance at beginning of year (number)	Cancellation of rights due to repurchase of underlying shares[1] (number)	Balance at the end of year (number)	Balance at beginning of year (number)	Effect of change in Executive Directors (number)	Balance at the end of year (number)
VN Fakude[2]	20 000	(20 000)	–	25 000	(5 000)	20 000
Prescribed Officers						
M Radebe	15 000	(15 000)	–	15 000	–	15 000
Total	35 000	(35 000)	–	40 000	(5 000)	35 000

1. Sasol Inzalo Management Scheme reached maturity on 4 June 2018. Sasol repurchased all the Sasol ordinary shares held by the Sasol Inzalo Management Scheme which had the effect that they were cancelled and restored to authorised share capital. The Sasol Inzalo Management Scheme rights fell away pursuant to the repurchase of the underlying Sasol ordinary shares.
2. Ms Fakude resigned with effect from 31 December 2016.

Sasol Khanyisa Employee Share Ownership Plan rights

	2018[1]	
	Tier 1[2] (number)	Tier 2[3] (number)
Directors		
B Nqwababa	–	1 240
Prescribed Officers		
V D Kahla	–	1 240
C K Mokoena	–	1 240
M Radebe	272	1 240
Total	272	4 960

1. Number of vested rights awarded on 1 June 2018.
2. Qualifying participants in the Sasol Inzalo Management Scheme were awarded vested rights to Sasol BEE ordinary shares held by the Sasol Khanyisa ESOP Trust. Ownership of the Sasol BEE ordinary shares which are the subject of the vested rights in Tier 1 will be transferred to the employees after the expiry of three years, after making provision for taxes and expenses.
3. Qualifying black employees were awarded vested rights to Sasol South Africa shares held by the Sasol Khanyisa ESOP Trust. Sasol BEE ordinary shares in Tier 2 are the subject of an automatic share exchange which will take place at the end of the Khanyisa Empowerment Period after ten years. The vested rights are subject to the terms of the Sasol Khanyisa Employee Share Ownership Plan Trust Deed approved by shareholders on 17 November 2017.

Sasol Limited Group
Report of the Remuneration Committee
(continued)

Beneficial shareholding

The aggregate beneficial shareholding at 30 June 2018 of the directors of the company and the Prescribed Officers and their associates (none of whom have a holding greater than 1%) in the issued ordinary share capital of the company are detailed in the following tables:

	2018			2017		
Beneficial shareholding[1]	**Direct beneficial**	**Indirect beneficial**[2]	**Total beneficial shareholding**	**Direct beneficial**	**Indirect beneficial**[2]	**Total beneficial shareholding**
Executive Directors						
SR Cornell[3]	–	–	–	19 000	–	19 000
VN Fakude[4]	–	–	–	4 269	–	4 269
B Nqwababa[5]	13 003	–	13 003	–	–	–
Non-executive Directors						
MBN Dube[6,7]	24	233	257	–	–	–
NNA Matyumza[7]	6	56	62	–	56	56
IN Mkhize[7,8]	1 844	18 435	20 279	–	18 435	18 435
ZM Mkhize[7]	181	330	511	–	330	330
Total	15 058	19 054	34 112	23 269	18 821	42 090

1. There has been no change in the above shareholding between the end of the financial year and the date of approval of the Annual Financial Statements. Interest in Employee Share Savings Trust and Long-term Incentives excluded.
2. Sasol Inzalo Public (RF) Limited shares.
3. Direct beneficial shareholding comprise of American Depository Receipts.
4. Ms Fakude resigned with effect from 31 December 2016, no disclosure required for 2018.
5. Direct beneficial shareholding comprise of Sasol ordinary shares.
6. Appointed with effect from 1 April 2018.
7. Direct beneficial shareholding comprise of Sasol BEE ordinary shares.
8. Resigned with effect from 17 November 2017.

	2018			2017		
Beneficial shareholding[1]	**Direct beneficial**	**Indirect beneficial**[2]	**Total beneficial shareholding**	**Direct beneficial**	**Indirect beneficial**[2]	**Total beneficial shareholding**
Prescribed Officers						
FR Grobler[3]	13 500	–	13 500	13 500	–	13 500
CF Rademan[3,4]	1 300	–	1 300	4 000	–	4 000
M Radebe[5]	5 299	2 850	8 149	–	3 357	3 357
Total	20 099	2 850	22 949	17 500	3 357	20 857

1. There has been no change in the above shareholding between the end of the financial year and the date of approval of the Annual Financial Statements. Interest in Employee Share Savings Trust and Long-term Incentives excluded.
2. Sasol Inzalo Public (RF) Limited shares.
3. Direct beneficial shareholding comprise of Sasol ordinary shares.
4. Retired with effect from 31 October 2017.
5. Direct beneficial shareholding comprise of 5 014 Sasol ordinary shares and 285 Sasol BEE ordinary shares.

Sasol Inzalo Public Limited RF (Sasol Inzalo) directly held 16 085 199 of the total issued capital of Sasol on 30 June 2018 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares have limited trading rights until September 2018. Refer to note 35 of the Annual Financial Statements for details of the Sasol Inzalo Share transaction.

Non-executive Directors' remuneration for the year was as follows:

	Board meeting fees[1]	Lead Independent Director fees[1]	Committee fees[1]	*Ad hoc* or special meeting[1]	Total 2018[1]	Total 2017
Non-executive Directors	R'000	R'000	R'000	R'000	R'000	R'000
MSV Gantsho (Chairman)	5 827	–	–	–	**5 827**	4 900
HG Dijkgraaf [2,3] (Lead Independent Director)	1 594	558	632	21	**2 805**	3 567
MJN Njeke [4] (Lead Independent Director)	826	49	361	138	**1 374**	1 039
C Beggs	826	–	722	207	**1 755**	1 301
MJ Cuambe [2]	1 950	–	481	42	**2 473**	2 437
MDN Dube [2,5]	505	–	124	–	**629**	–
M Floël [2,6]	951	–	131	–	**1 082**	–
GMB Kennealy	826	–	361	24	**1 211**	165
NNA Matyumza	826	–	516	183	**1 525**	1 175
IN Mkhize [7]	314	–	391	72	**777**	1 410
ZM Mkhize	743	–	179	21	**943**	819
MEK Nkeli	826	–	382	48	**1 256**	165
PJ Robertson [2]	1 950	–	869	21	**2 840**	3 140
S Westwell [2]	1 950	–	1 313	63	**3 326**	2 961
Total	**19 914**	**607**	**6 462**	**840**	**27 823**	**23 079**

1. Fees include VAT paid from 1 June 2017.
2. Board and committee fees paid in US dollars.
3. Mr Dijkgraaf retired from the Board on 30 April 2018.
4. Mr Njeke was appointed as Lead Independent Director on 1 May 2018.
5. Ms Dube appointed effective 1 April 2018.
6. Dr Floël appointed effective 1 January 2018.
7. Ms Mkhize retired from the Board on 17 November 2017.